UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Financial Security Assurance Holdings Ltd.
Full Name of Registrant

Former Name if Applicable

31 West 52nd Street
Address of Principal Executive Office (Street and Number)

New York, NY 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	the accountant’s statement or other exhibit required by Rule 10b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Financial Security Assurance Holdings Ltd. (the “Company”)  is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “September Quarterly Report”) within the prescribed time period without unreasonable effort and expense.  On November 14, 2008, the Company’s parent, Dexia S.A. (“Dexia”), announced  that Dexia and Assured Guaranty Ltd. (“Assured Guaranty”)  have entered into a purchase agreement for Assured Guaranty to acquire all of Dexia’s shares of the Company, subject to the completion of specified closing conditions, including receipt of regulatory and Assured Guaranty shareholder approvals and confirmation from Standard & Poor’s Ratings Services, Moody’s Investors Services and Fitch Ratings that the acquisition of the Company would not have a negative impact on the financial strength ratings of Assured’s insurance companies or the Company’s insurance subsidiaries.   Due to the demands on the Company’s accounting and legal staff in connection with the due diligence related to this purchase agreement, the Company is unable to file the September Quarterly Report within the prescribed time period without unreasonable effort and expense.

The Company expects to file the Form 10-Q on or prior to November 19, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bruce E. Stern	(212)	339-0100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the unaudited, draft financial information included herein has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

The Company expects to report a net loss of approximately $333.5 million for the fiscal quarter ended September 30, 2008, as opposed to a net loss of $121.8  million in the same period of 2007.   On November 14, 2008, the Company filed a current report on Form 8-K, which furnished its press release announcing its third quarter 2008 results.

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2008	By	/s/ Bruce E. Stern
		Name:	Bruce E. Stern
		Title:	General Counsel and Managing Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).